Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

The Real Brokerage Inc. (the “Company” or “Real”)

701 Brickell Avenue, 17th Floor

Miami, Florida, 33131 USA

Item 2 — Date of Material Change

May 30, 2025

Item 3 — News Release

The Company disseminated a news release via Business Wire on May 30, 2025 in respect of the material change.

Item 4 — Summary of Material Change

The Company announced a new share repurchase program, whereby the Company may acquire common shares of the Company (“Common Shares”) for up to the lesser of $150 million in aggregate value or 35 million Common Shares.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

The Company announced a new share repurchase program, whereby the Company may acquire Common Shares for up to the lesser of $150 million in aggregate value or 35 million Common Shares.

The timing and total amount of repurchases will depend upon market conditions and may be made from time to time in open market purchases. This program has no termination date provided it continues to comply with exemptions from the issuer bid requirements of applicable Canadian securities laws at the applicable time. The program may be suspended or discontinued at any time and does not obligate the Company to acquire any amount of Common Shares.

5.2 — Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Ravi Jani

Chief Financial Officer

Tel: 908.280.2515

Item 9 — Date of Report

June 9, 2025

Forward-Looking Statements

Some of the statements in this report are “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the stock repurchase authorization. These forward-looking statements are subject to risks, uncertainties and assumptions, including the risk that no shares are repurchased. Accordingly, these forward-looking statements should be evaluated with consideration given to the many risks and uncertainties that could cause actual results and events to differ materially from those in the forward-looking statements. They include the risks discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 6, 2025, and “Risks and Uncertainties” in the Company’s Quarterly Management’s Discussion and Analysis for the period ended March 31, 2025, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca. It is not possible for management to predict all the possible risks that could affect Real or to assess the impact of all possible risks on Real’s business.